

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2024

Javier Bitar
Chief Financial Officer and Treasurer
Peakstone Realty Trust
1520 E. Grand Avenue
El Segundo, CA 90245

> **Re: Peakstone Realty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-41686**

Dear Javier Bitar:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Part I
Item 1. Business, page 7

1. We note your risk factor disclosure on page 12 that you may offer early termination rights as a lease incentive and statements made on your February 22, 2024 earnings call regarding the lease termination associated with the sale of an office property in Tyler, Texas. Please tell us, and in future filings please discuss, the number of your leases that have early termination provisions, the impact to the company from the exercise of such provisions, the number of tenants who have exercised these provisions over the past two years, and the amount of square footage involved.

2. We note your risk factor disclosure on page 10 that you may not be able to verify the credit quality of certain tenants prior to leasing properties to them. Please tell us, and in future Exchange Act reports discuss, how you monitor tenant credit quality and identify any material changes in quality.

Item 2. Properties, page 32

3.   We note from your lease expiration table that 8.7% of your leases will expire by the end of the current fiscal year and approximately 25% will expire over the next four years. In future Exchange Act periodic reports, please discuss the relationship between market rents and expiring rents. In addition, include a comparison of rent on any second-generation leases and renewed leases to prior rents.

4.   We note you disclose annualized base rent. To the extent your leases contain material tenant concessions or abatements, in future filings, please disclose your average effective annual rent per square foot and and discuss how tenant concessionsimpact your average annualized rent.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Lewis Kneib